Location Based Technologies, Inc.
4989 E. La Palma Avenue
Anaheim, CA 92807

VIA EDGAR

February 10, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Patrick Kuhn / Lyn Shenk, Branch Chief

RE: Location Based Technologies, Inc.
File No. 333-139395
Form 10-KSB: For the Fiscal Year Ended August 31, 2008
Filed on December 12, 2008

Dear Mr. Kuhn and Ms. Shenk,

On behalf of Location Based Technologies, Inc. (“LBT” or the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 28, 2009 (the “Comment Letter”) relating to the above-referenced Form 10-KSB for the fiscal year ended August 31, 2008, filed with the SEC on December 12, 2008 (the “10-KSB”).  In addition, we will file Form 10-KSB/A Amendment 2 (“Form 10-KSB/A”) to incorporate the Staff’s comments.  For your convenience, the Staff’s comment is repeated below, along with the Company’s response immediately following the comment.

Risk Factors, page 10

Risks Related to Owning Our Common Stock, page 17

In selling our convertible notes, we may have violated the registration requirements of the Securities Act of 1933 (“Securities Act”) which, if it occurred, would give note holders a right to rescind their purchases.

Comment 1

We note your risk factor that you may have violated the registration requirements of the Securities Act of 1933 in selling your convertible notes because you may not have complied with all of the provisions of exemption for such sales.  Please tell us in greater detail why you believe that you may not have complied with all of the provisions and why you believe that a right of rescission may exist.

Response to Comment 1

The Company believes that it made private placements, in good faith, that were legally valid and in compliance with registration requirements.  However, our legal counsel has advised us that this may not be the case as there may be a possible lack of timely or incomplete form filings or other applicable notice filings with the SEC or applicable state securities administrators.  Therefore, as suggested in the Comment Letter, we will revise this risk factor as follows in future filings:

In selling our convertible notes, we may have violated the registration requirements of the Securities Act of 1933 (“Securities Act”) which, if it occurred, would give note holders a right to rescind their purchases.

In 2007, we sold convertible notes each bearing interest at a rate of 8%.  The proceeds raised from the sale of these notes have been used for research and development, as well as operating costs.  The notes were sold to accredited investors.  All such notes were converted into common stock in November and December 2007.  We made these sales in reliance on an exemption from registration provided by Section 4(2) of the Securities Act and similar state exemptions.  Our counsel has advised us that the availability of those exemptions cannot be determined with legal certainty due to the fact that we may not have complied with all of the form filings or other notice filing provisions of safe-harbor exemptions for such sales offered by rules promulgated under the Securities Act by the SEC and applicable state laws.  Thus, it is possible that the sale of the convertible notes may have violated the registration requirements of the Securities Act and applicable state laws.  As to those sales, a right of rescission may exist on which the statute of limitations has not run.  Since the note holders elected to convert to common stock, we may have a contingent liability arising from the original purchase of the convertible notes that such note holders converted.  If these sales had to be rescinded, our total potential liability could be $5,242,000 plus interest that may be accrued.  That liability would extend for up to three years (five years in California) after the date of the sale of the applicable convertible note that was converted to common stock.

Comment 2

It appears that from November 2007 through December 2007, all of the convertible notes were converted into shares of the Company’s common stock and that it is classified within permanent stockholders’ equity.  Given that the common stock may be subject to rescission, please tell us why you did not classify the common stock that is subject to rescission outside of permanent equity.  In your response, provide us with the criteria that you used to evaluate the classification of common stock subject to rescission, the notes to the financial statements should describe this situation and management’s conclusion on the accounting treatment thereto.

Response to Comment 2

The Company takes note of the Staff’s comments and has provided greater detail below as to why we did not classify the common stock that is subject to rescission outside of permanent equity.  The Company will also include in future filings an additional footnote to the financial statements under “Commitments and Contingencies” as presented below.

The Company’s believes that the stock is not subject to rescission given the Company has been advised by legal counsel that the potential existence of a right of rescission by note holders that elected to convert into common stock cannot be definitively proven until a shareholder initiates a successful lawsuit against the Company and proves that the Company violated registration requirements and is entitled to have such stock rescinded.  Furthermore, given that the magnitude of the potential defect appears minor, it appears unlikely that a shareholder lawsuit would be initiated and successful.

The Company performed an analysis under the guidance of FAS 5, Accounting for Contingencies, and concluded that the likelihood of the common stock being rescinded was remote.  As such, the Company concluded that the common stock be accounted for in permanent equity.

Additional footnote to the financial statements that will be included in future filings under “Commitments and Contingencies”:

Convertible Note Shares

In 2007, the Company sold convertible notes to accredited investors in reliance on an exemption from registration provided by Section 4(2) of the Securities Act and similar state exemptions.  Management has been advised by counsel that the availability of those exemptions cannot be determined with legal certainty due to the fact that the company or its predecessors may not have complied with all of the provisions of exemption safe-harbors for such sales offered by rules promulgated under the Securities Act by the SEC.  Thus, it is possible that a right of rescission may exist for shares underlying the convertible notes for which the statute of limitations has not run.  As disclosed in note 3, convertible notes totaling $5,242,000 were exchanged for common shares, and subsequently, some of the shares were sold in the open market. Management has performed an analysis under FAS 5, Accounting for Contingencies, and concluded that the likelihood of a right of rescission being successfully enforced on the remaining convertible note shares is remote, and consequently, has accounted for these shares in permanent equity in the financial statements.

Comment 3

Please revise Liquidity and Capital Resources in MD&A to provide a narrative discussion of the contingency and the potential impact of the contingency to your liquidity.

Response to Comment 3

The Company takes note of the Staff’s comments and, as suggested, will revise future filings to include additional language below under Liquidity and Capital Resources in MD&A to provide a narrative discussion of the contingency and potential impact of the contingency to the Company’s liquidity.

In 2007, we sold $5,242,000 in convertible notes that were subsequently converted into 5,242,000 shares of common stock.  The notes were sold to accredited investors.  We made these sales in reliance on an exemption from registration provided by Section 4(2) of the Securities Act and similar state exemptions.  Our counsel has advised us that the availability of those exemptions cannot be determined with legal certainty due to the fact that we may not have complied with all of the form filings or other notice filing provisions of safe-harbor exemptions for such sales offered by rules promulgated under the Securities Act by the SEC and applicable state laws.  Thus, it is possible that the sale of the convertible notes may have violated the registration requirements of the Securities Act and applicable state laws.  As to those sales, a right of rescission may exist on which the statute of limitations has not run.  The Company performed an analysis under FAS 5, Accounting for Contingencies, and has concluded that the likelihood of a right of rescission being successfully enforced on the convertible note sales is remote.

Notes to Consolidated Financial Statements, page F-10

Note 1: Nature of Operations / Summary of Significant Accounting Policies, page F-10

Use of Estimates, page F-12

Comment 4

We note your disclosure in the first sentence concerning combined statements.  However, it appears that you have consolidated financial statements.  Please revise this disclosure as necessary.

Response to Comment 4

The Company takes note of the Staff’s comments and will revise future filings to reflect “consolidated” statements.

Comment 5

It does not appear that your management has performed its assessment of internal control over financial reporting as of August 31, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate in the amended filing.

Response to Comment 5

The Company takes note of the Staff’s comments and will amend the Form 10-KSB to include the revised disclosure “Item 8A(T) Controls and Procedures” as presented below.

Item 8A( T ). Controls and Procedures – Revised Disclosure

Evaluation of disclosure controls and procedures

As of August 31, 2008, our management carried out an evaluation under the supervision and with the participation of our Chief Executive Officer ("CEO") and Principal Financial Officer ("PFO"), of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act").  Disclosure controls are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As described below under Management's Report on Internal Control over Financial Reporting, our management has identified a deficiency in our internal control over financial reporting. As a result of this deficiency, our management has concluded that, as of August 31, 2008, our disclosure controls and procedures were not effective.

(b)    Management's Report on Internal Control over Financial Reporting

Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company’s internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of August 31, 2008.  Management’s assessment was based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting —Guidance for Smaller Public Companies.  In performing the assessment, management has concluded that our Company's disclosure controls and procedures were not effective as of August 31, 2008, due to the following:

Company's disclosure controls and procedures were not effective as of August 31, 2008, due to management’s failure to include its report on internal control over financial reporting in the Form 10-KSB as required.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(c)    Changes in Internal Control over Financial Reporting

There were no other significant changes in our internal control over financial reporting during the year ended August 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Location Based Technologies, Inc. acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds fully to the questions in the Staff’s January 28, 2009, Comment Letter.  Please let us know if you have any questions about our responses.

Sincerely,

Location Based Technologies, Inc.

By:	/s/ David M. Morse
David M. Morse, Co-President and CEO